SEC FILE NUMBER
001-41443

CUSIP NUMBER 64113L202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Netcapital Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1 Lincoln Street
Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Netcapital Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended April 30, 2025 (the “2025 Form 10-K”) within the prescribed time period because the Company required additional time to prepare and complete the audit of its annual financial statements for the year ended April 30, 2025 to be filed with the 2025 Form 10-K. The Company expects to file the 2025 Form 10-K within the 15-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statement

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include: (i) statements regarding the Company’s expectation to not file the 2025 Form 10-K within the Extension Period, and (ii) statements regarding the Company’s financial results for the year ended April 30, 2025. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Company’s auditor of their review of the 2025 Form 10-K. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin Kay	781	925-1700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Netcapital Inc..

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 29, 2025	By	/s/ Martin Kay
Martin Kay
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

Based on information that is available at this time, the Company’s total revenues for the year ended April 30, 2025 are expected to be approximately $869,460 as compared to total revenues of $4,951,435 for the year ended April 30, 2024. The decrease in revenues is attributable to decreased revenues from consulting services for equity securities, which recorded a decrease in fees of $3,440,000 to $0 in the year ended April 30, 2025 as compared to $3,440,000 in the year ended April 30, 2024, The Company’s costs of revenues decreased by $67,716 or 63%, to $40,344 in the year ended April 30, 2025 from $108,060 in the year ended April 30, 2024. The decrease is attributable to the 82% decrease in revenues in the year ended April 30, 2025, as compared to the year ended April 30, 2024. Consulting expenses decreased by $295,262, or 48%, to $314,947 for the year ended April 30, 2025 from $610,209 reported in year ended April 30, 2025. The Company decreased its use of individual independent contractors in fiscal 2025. Consulting expenses are payments for services rendered by non-employees. Marketing expense decreased by $296,072, or approximately 89%, to $37,699 for the year ended April 30, 2025, as compared to $333,771 in the year ended April 30, 2024. The decrease was primarily due to limited cash resources. General and administrative expenses increased by $1,796,981 or 52%, to $5,224,007 for the year ended April 30, 2025, as compared to $3,427,026 for the year ended April 30, 2025. The primary increase in expenses is attributable to professional fees, which includes costs of attorneys, proxy solicitation, and investor relations. The Company recognized an unrealized loss in the value of our equity securities of $2,696,135 in the year ended April 30, 2024, as compared to an unrealized gain of $18,050 in the value of our equity securities in the year ended April 30, 2025. The loss in the year ended April 30, 2024 was attributable to a decrease in value to $0.16 per share from $1.00 per share for 3,209,685 shares of common stock that we own of KingsCrowd, Inc. The gain in the year ended April 30, 2025 resulted primarily from an increase in value of our KingsCrowd securities to $0.18 per share, less an unrealized loss of $46,143 in the value of our shares in Netcapital Systems. We recorded an impairment expense of $19,475,556 and $1,048,430 in the years ended April 30, 2025 and 2024, respectively. During the fiscal year ended April 30, 2025, the Company evaluated its equity investments in multiple issuers for impairment in accordance with ASC 321-10-35-3. The Company determined that the fair value of several investments had declined below their carrying amounts and that the declines were other-than-temporary. These conclusions were based on qualitative indicators including the resignation of key personnel, discontinuation of business operations, termination of fundraising efforts, and other adverse developments. As a result, twelve equity investments were written-off, creating an impairment expense of $19,475,556. The Company cautions that the estimation of the amounts set forth above are preliminary and subject to change, possibly materially, following the completion and audit of the Company’s financial statements.

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